UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Rodovia Presidente Dutra, S/No. - KM 134
Eugênio de Melo, São José dos Campos, São Paulo
Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

 Embraer S.A. (“Company” or “Embraer”) informs its shareholders that and to the market that on March 17, 2020, its controlled company Yaborã Indústria Aeronáutica S.A. (“Yaborã”) issued a press release in the international market announcing the result of the consent solicitation process (the “Consent Solicitation Process”) through which it has obtained the consent from the holders of the notes referred to below (together, the “Notes”) to amend certain provisions of the indentures governing the Notes. A copy of the relevant press release was furnished to the Securities and Exchange Commission (SEC File Number: 000-56137).

Title of Security	CUSIP/ISIN Nos.	Issuer	Guarantor
5.150% Notes due 2022	CUSIP: 29082AAA5; ISIN: US29082AAA51; NYSE Bond Symbol: ERJ/22	Yaborã	-
5.696% Notes due 2023	CUSIP 144A Notes: 29081YAD8; CUSIP Reg S Notes: G30376AB6; ISIN 144A Notes: US29081YAD85; ISIN Reg S Notes: USG30376AB69	Embraer Overseas Limited	Yaborã
5.050% Notes due 2025	CUSIP: 29082HAA0; ISIN: US29082HAA05; NYSE Bond Symbol: ERJ/25	Embraer Netherlands Finance B.V.	Yaborã
5.400% Notes due 2027	CUSIP: 29082HAB8; ISIN: US29082HAB87; NYSE Bond Symbol: ERJ/27	Embraer Netherlands Finance B.V.	Yaborã

The Supplemental Indentures dated as of March 17, 2020 implement the amendments referred to in the press release issued by the Company dated March 10, 2020 and will become operative upon satisfaction of the conditions precedent provided in the terms of the Consent Solicitation Process.

As referred to in the press release dated March 10, 2020, the Supplemental Indentures are being executed in connection with the strategic partnership between Embraer and The Boeing Company (“Boeing”), that included the segregation and transfer, by Embraer, occurred in January 1, 2020, of the assets, liabilities, rights and obligations related its commercial aircraft and services operations to Yaborã, that will develop the commercial aircraft and services operations (“Transaction”). Upon consummation of the Transaction, Embraer will hold 20% and Boeing will hold 80% of the share capital of Yaborã. The Transaction remains subject to (i) the approval of the European Union competition authority; and (ii) the satisfaction of certain customary closing conditions.

This announcement does not constitute the solicitation of consents with respect to any Notes. This announcement does not constitute an offer to sell, purchase or exchange, or the solicitation of an offer to sell, buy or exchange the securities referred herein, nor shall there be any offer, purchase or exchange of such securities in any state or jurisdiction in which such an offer would be unlawful prior to the registration or qualification according to the securities laws in such state or jurisdiction.

The Notes and an offering of Notes to investors has not, and will not, be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The Consent Solicitation Process will not occur in Brazil.

São Paulo, March 17, 2020.

Antonio Carlos Garcia

Executive Vice-President, Chief Financial and Investor Relations Officer

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial and Investor Relations Officer